SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3

RULE 13e-3 TRANSACTION STATEMENT
(Pursuant to Section 13(e) of the Securities Exchange Act of 1934)
(Amendment No. 6)

MILASTAR CORPORATION
(Name of the Issuer)

MILASTAR CORPORATION
DENNIS J. STEVERMER
EASTON SOUTHPAW INCORPORATED
MILASTAR ACQUISITION CORPORATION
(Name of Persons Filing Statement)

CLASS A COMMON STOCK, PAR VALUE $0.05 PER SHARE
(Title of Class of Securities)

599100104
(CUSIP Number of Class of Securities)

Milastar Corporation Dennis J. Stevermer, CEO 7317 West Lake Street Minneapolis, Minnesota 55426 (952) 929-4774	Easton Southpaw Incorporated Milastar Acquisition Corporation Dennis J. Stevermer 1729 Colvin Avenue St. Paul, Minnesota 55116 (952) 929-4774

(Name, Address and Telephone Number of Persons Authorized to Receive
Notice and Communications on Behalf of Persons Filing Statement)

with a copy to:

Jeffrey N. Saunders, Esq. Fulbright & Jaworski, L.L.P. 2100 IDS Center 80 South Eighth Street Minneapolis, Minnesota 55402 (612) 321-2255	Alec C. Sherod, Esq. Briggs and Morgan, P.A. 2200 IDS Center 80 South Eighth Street Minneapolis, Minnesota 55402 (612) 977-8489

This statement is filed in connection with (check the appropriate box):

☑ a.	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
☐ b. The filing of a registration statement under the Securities Act of 1933.
☐ c. A tender offer.
☐ d. None of the above.
Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐
Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee

Transaction Value*	Amount of Filing Fee**

$4,322,529	$132.70

*	The transaction value is based upon the product of 1,168,251 shares of Class A common stock (“Common Stock”) and the merger consideration of $3.70 per share ($4,322,529).
**	The amount of the filing fee is determined by multiplying the transaction value by 0.00003070, the filing fee rate in effect as of July 12, 2007.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) of the Securities Exchange Act of 1934 and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid: Form or registration no.: Filing Party: Date filed:	$94.95 Schedule 14A Milastar Corporation March 27, 2007

INTRODUCTION

This Amendment No. 6 amends and supersedes the Rule 13e-3 Transaction Statement on Schedule 13E-3 originally filed on June 1, 2006 and amended on July 28, 2006, March 27, 2007, May 2, 2007, May 22, 2007 and June 1, 2007 pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). This Amendment No. 6 is being jointly filed by (collectively, the “Filing Parties”): Milastar Corporation, a Delaware corporation (“Milastar” or the “Company”); Dennis J. Stevermer, Chairman and Chief Executive Officer of the Company, and the beneficial owner of approximately 59% of the Company’s issued and outstanding Common Stock (“Mr. Stevermer”); Easton Southpaw Incorporated, a Delaware corporation wholly owned by Mr. Stevermer (“ESI”); and Milastar Acquisition Corporation, a Delaware corporation and wholly owned subsidiary of ESI (“Acquisition Corp.”).

On March 27, 2007, Milastar, ESI and Acquisition Corp. entered into an Agreement and Plan of Merger (the “Original Merger Agreement”). On July 10, 2007, the parties entered into an amendment to the Original Merger Agreement (the “Amendment”). The Original Merger Agreement, as amended by the Amendment, is referred to as the Amended Merger Agreement in this Schedule 13E-3.

On June 1, 2007, Milastar filed with the Securities and Exchange Commission a definitive proxy statement (the “Definitive Proxy Statement”) under Regulation 14A of the Exchange Act relating to the special meeting of stockholders of Milastar to consider and vote upon the proposal to adopt the Original Merger Agreement. A copy of the Original Merger Agreement is attached as Annex A to the Definitive Proxy Statement.

On June 1, 2007, Milastar also filed a supplement to the Definitive Proxy Statement (“Supplement No. 1”) under Regulation 14A of the Exchange Act.

Concurrently with the filing of this Schedule 13E-3, Milastar is filing a second supplement to the Definitive Proxy Statement (“Supplement No. 2”) under Regulation 14A of the Exchange Act relating to the special meeting of stockholders of Milastar to consider and vote upon the proposal to adopt the Amended Merger Agreement. A copy of the Amendment is attached as Annex A to Supplement No. 2.

The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Definitive Proxy Statement, Supplement No. 1 and Supplement No. 2 (collectively, referred to herein sometimes as the “Proxy Statement”), as the case may be, of the information required to be included in response to the items of Schedule 13E-3. The information contained in the Proxy Statement, including all annexes thereto, is incorporated herein by this reference in its entirety, and the responses to each item in this Schedule 13E-3 are qualified in their entirety by the information contained in the Proxy Statement. Capitalized terms used but not defined in this Schedule 13E-3 shall have the meanings given to them in the Definitive Proxy Statement.

All information contained in this Schedule 13E-3 concerning any of the Filing Parties has been provided by such Filing Parties and no other Filing Party, including the Company, takes responsibility for the accuracy of any information not supplied by such Filing Party.

All references to subsections in the Items below are to the subsection of the applicable Items in Regulation M-A.

Item 1.	Summary Term Sheet.

The information set forth in the Definitive Proxy Statement under the caption “Summary Term Sheet” is incorporated herein by reference.

The information set forth in Supplement No. 2 under the caption “Update to the Summary Term Sheet” is incorporated herein by reference.

Item 2.	Subject Company Information.

(a) Name and Address.

Milastar Corporation, a Delaware corporation, is the subject company. The business office address for Milastar is 7317 West Lake Street, Minneapolis, Minnesota 55426, and the telephone number is (952) 929-4774. Milastar’s board of directors is comprised of two directors: Dennis J. Stevermer and L. Michael McGurk. Milastar has one executive officer, Mr. Stevermer, who holds the positions of Chief Executive Officer, Chief Financial Officer, President, Secretary and Treasurer.

(b) Securities.

As of July 10, 2007, there were 2,888,264 shares of Milastar’s Class A Common Stock, par value $0.05, issued and outstanding.

(c) Trading Market and Price.

The Company’s Common Stock is traded on the OTC Bulletin Board under the symbol “MILAA.OB.” The information set forth in the Definitive Proxy Statement under the caption “Important Information Concerning Milastar — Market for Common Stock and Related Stockholder Matters” is incorporated herein by reference.

(d) Dividends.

No dividends have been paid by the Company on its Common Stock during the past two years. The information set forth in the Definitive Proxy Statement under the caption “Important Information Concerning Milastar — Market for Common Stock and Related Stockholder Matters” is incorporated herein by reference.

(e) Prior Public Offerings.

None.

(f) Prior Stock Purchases.

The information set forth in the Definitive Proxy Statement under the captions “Special Factors — Background of the Merger,” “Special Factors — Interests of Certain Persons in the Merger,” and “Important Information Concerning Milastar — Market for Common Stock and Related Stockholder Matters” is incorporated herein by reference.

Item 3.	Identity and Background of the Filing Person.

(a) Name and Address.

The Filing Parties of Schedule 13E-3 are:

Milastar Corporation. See the description of Milastar in Item 2(a) above.

Dennis J. Stevermer. Dennis J. Stevermer is an individual residing at 1729 Colvin Avenue, St. Paul, Minnesota 55116. Mr. Stevermer’s daytime phone number is (952) 929-4774. Mr. Stevermer serves as Milastar’s Chairman of the Board, and is the only executive officer of Milastar, holding the positions of Chief Executive Officer, Chief Financial Officer, President, Secretary and Treasurer. Mr. Stevermer is the beneficial owner of approximately 59% of the issued and outstanding Common Stock of Milastar, and is the sole owner of ESI.

Easton Southpaw Incorporated. Easton Southpaw Incorporated (“ESI”) is a Delaware corporation, of which Mr. Stevermer is the sole stockholder. ESI has not engaged in any business activity other than its acquisition of 1,713,013 shares of Milastar Common Stock, which represents approximately 59% of the issued and outstanding Common Stock of Milastar. The mailing address for ESI is 1729 Colvin Avenue, St. Paul,

Minnesota 55116, Attn: Dennis J. Stevermer, and the daytime phone number for ESI’s sole stockholder, Mr. Stevermer, is (952) 929-4774.

Milastar Acquisition Corporation. Milastar Acquisition Corporation (“Acquisition Corp.”) is a Delaware corporation, of which ESI is the sole stockholder. Acquisition Corp. has not engaged in any business activity and was formed for the sole purpose of effecting the merger among Milastar, ESI and Acquisition Corp. The mailing address for Acquisition Corp. is 1729 Colvin Avenue, St. Paul, Minnesota 55116, Attn: Dennis J. Stevermer, and the daytime phone number for Acquisition Corp.’s beneficial owner, Mr. Stevermer, is (952) 929-4774.

(b) Business and Background of Entities.

The information set forth in the Definitive Proxy Statement under the captions “Summary Term Sheet” and “Parties Involved in the Transaction” is incorporated herein by reference.

(c) Business and Background of Natural Persons.

With respect to each current officer and director of the Company:

Dennis J. Stevermer. Mr. Stevermer has been Chairman of the Board of Directors and Chief Executive Officer of the Company since January 2006. He has served as the Company’s Chief Financial Officer since 1993.

L. Michael McGurk. Mr. McGurk has served as a director of the Company since 1988. He served as the Company’s President and Chief Operating Officer until his resignation in January 2006.

No person set forth above (1) was convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors); or (2) was a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibition activities subject to, federal or state securities laws. Each of the persons set forth above is a citizen of the United States.

Item 4.	Terms of the Transaction.

(a)(2) Material Terms; Mergers or Similar Transactions.

The information set forth in the Definitive Proxy Statement under the captions “Summary Term Sheet,” “Special Factors — Structure of the Merger Transaction,” “Special Factors — Background of the Merger,” “Special Factors — Purposes and Reasons for the Merger,” “Special Factors — Certain Effects of the Merger,” “Material U.S. Federal Income Tax Consequences of the Merger,” “The Merger Agreement,” and “The Special Meeting — Vote Required” is incorporated herein by reference.

The information set forth in Supplement No. 2 under the captions “Update to the Summary Term Sheet,” “Update to the Special Factors — Structure of the Merger Transaction,” Update to the Special Factors — Background of the Merger,” “Update to the Special Factors — Certain Effects of the Merger,” and “The Amendment to the Merger Agreement” is incorporated herein by reference.

(c) Different Terms.

The information set forth in the Definitive Proxy Statement under the captions “Summary Term Sheet,” “Special Factors — Structure of the Merger Transaction,” “Special Factors — Background of the Merger,” “Special Factors — Purposes and Reasons for the Merger,” “Special Factors — Certain Effects of the Merger,” “The Merger Agreement,” and “The Special Meeting — Vote Required” is incorporated herein by reference.

The information set forth in Supplement No. 2 under the captions “Update to the Summary Term Sheet,” “Update to the Special Factors — Structure of the Merger Transaction,” “Update to the Special Factors —

Background of the Merger,” “Update to the Special Factors — Certain Effects of the Merger,” and “The Amendment to the Merger Agreement” is incorporated herein by reference.

(d) Appraisal Rights.

The information set forth in the Definitive Proxy Statement under the captions “Summary Term Sheet,” “Special Factors — Appraisal Rights,” and “Annex C — Section 262 of the Delaware General Corporation Law” is incorporated herein by reference.

(e) Provisions for Unaffiliated Security Holders.

The information set forth in the Definitive Proxy Statement under the captions “Special Factors — Position of the Board of Directors as to the Fairness of the Merger” and “Special Factors — Provisions for Unaffiliated Security Holders” is incorporated herein by reference.

The information set forth in Supplement No. 2 under the caption “Update to the Special Factors — Position of the Board of Directors as to the Fairness of the Merger” is incorporated herein by reference.

(f) Eligibility for Listing or Trading.

Not applicable.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

(a) Transactions.

The information set forth in the Definitive Proxy Statement under the captions “Special Factors — Background of the Merger,” “Special Factors — Interests of Certain Persons in the Merger,” and “Important Information Concerning Milastar — Market for Common Stock and Related Stockholder Matters” is incorporated herein by reference.

The information set forth in Supplement No. 2 under the captions “Update to the Summary Term Sheet — Litigation Settlement Fund,” “Update to the Special Factors — Background of the Merger,” “Update to the Special Factors — Interests of Certain Persons in the Merger” and “Update to the Special Factors — Litigation Related to the Merger” is incorporated herein by reference.

(b) Significant Corporate Events.

The information set forth in the Definitive Proxy Statement under the captions “Special Factors — Background of the Merger,” “Special Factors — Interests of Certain Persons in the Merger” and “Important Information Concerning Milastar — Market for Common Stock and Related Stockholder Matters” is incorporated herein by reference.

The information set forth in Supplement No. 2 under the captions “Update to the Special Factors — Background of the Merger” and “Update to the Special Factors — Interests of Certain Persons in the Merger” is incorporated herein by reference.

(c) Negotiations or Contacts.

The information set forth in the Definitive Proxy Statement under the caption “Special Factors — Background of the Merger” and “Special Factors — Interests of Certain Persons in the Merger” is incorporated herein by reference.

The information set forth in Supplement No. 2 under the caption “Update to the Special Factors — Background of the Merger” and “Update to the Special Factors — Interests of Certain Persons in the Merger” is incorporated herein by reference.

(e) Agreements Involving the Company’s Securities.

The information set forth in the Definitive Proxy Statement under the captions “Special Factors — Structure of Merger Transaction,” “The Merger Agreement — Conditions to Completion of the Merger,” and “The Special Meeting — Vote Required” is incorporated herein by reference.

The information set forth in Supplement No. 2 under the captions “Update to the Special Factors — Structure of Merger Transaction,” “Update to the Special Factors — Financing the Merger,” Update to the Special Factors — Litigation Related to the Merger,” and “Amendment to the Merger Agreement” is incorporated herein by reference.

Item 6.  Purposes of the Transaction and Plans or Proposals.

(b) Use of Securities Acquired.

The information set forth in the Definitive Proxy Statement under the caption “Special Factors — Certain Effects of the Merger” is incorporated herein by reference.

The information set forth in Supplement No. 2 under the caption “Update to the Special Factors — Certain Effects of the Merger” is incorporated herein by reference.

Each share of Common Stock issued and outstanding as of the effective time of the merger (other than the shares held by Mr. Stevermer and ESI and stockholders who perfect their appraisal rights) will be cancelled and converted into the right to receive merger consideration of $3.50 in cash.

(c) (1-8) Plans.

The information set forth in the Definitive Proxy Statement under the captions “Summary Term Sheet,” “Special Factors — Purposes and Reasons for the Merger,” “Special Factors — Certain Effects of the Merger,” “Special Factors — Costs of the Merger,” “Special Factors — Position of the Board of Directors as to the Fairness of the Merger,” and “Special Factors — Conduct of the Company’s Business After the Merger” is incorporated herein by reference.

The information set forth in Supplement No. 2 under the captions “Update to the Summary Term Sheet,” “Update to the Special Factors — Certain Effects of the Merger,” “Update to the Special Factors — Financing the Merger,” “Update to the Special Factors — Costs of the Merger,” and “Update to the Special Factors — Position of the Board of Directors as to the Fairness of the Merger” is incorporated herein by reference.

Item 7.	Purposes, Alternatives, Reasons and Effects.

(a) Purposes.

The information set forth in the Definitive Proxy Statement under the captions “Summary Term Sheet,” “Special Factors — Background of the Merger Transaction,” and “Special Factors — Purposes and Reasons for the Merger” is incorporated herein by reference.

The information set forth in Supplement No. 2 under the captions “Update to the Summary Term Sheet” and “Update to the Special Factors — Background of the Merger Transaction” is incorporated herein by reference.

(b) Alternatives.

The information set forth in the Definitive Proxy Statement under the captions “Special Factors — Background of the Merger” and “Special Factors — Position of the Board of Directors as to the Fairness of the Merger” is incorporated herein by reference.

The information set forth in Supplement No. 2 under the captions “Update to the Special Factors — Background of the Merger” and “Update to the Special Factors — Position of the Board of Directors as to the Fairness of the Merger” is incorporated herein by reference.

(c) Reasons.

The information set forth in the Definitive Proxy Statement under the captions “Summary Term Sheet,” “Special Factors — Background of the Merger Transaction,” “Special Factors — Purposes and Reasons for the Merger,” and “Special Factors — Position of the Board of Directors as to the Fairness of the Merger” is incorporated herein by reference.

The information set forth in Supplement No. 2 under the captions “Update to the Summary Term Sheet,” “Update to the Special Factors — Background of the Merger Transaction,” and “Update to the Special Factors — Position of the Board of Directors as to the Fairness of the Merger” is incorporated herein by reference.

(d) Effects.

The information set forth in the Definitive Proxy Statement under the captions “Summary Term Sheet,” “Special Factors — Purposes and Reasons for the Merger,” “Special Factors — Structure of the Merger Transaction,” “Special Factors — Certain Effects of the Merger,” “Special Factors — Position of the Board of Directors as to the Fairness of the Merger,” “Special Factors — Costs of the Merger,” “Special Factors — Conduct of the Company’s Business After the Merger,” and “Special Factors — Interests of Certain Persons in the Merger” is incorporated herein by reference.

The information set forth in Supplement No. 2 under the captions “Update to the Summary Term Sheet,” “Update to the Special Factors — Structure of the Merger Transaction,” “Update to the Special Factors — Certain Effects of the Merger,” “Update to the Special Factors — Position of the Board of Directors as to the Fairness of the Merger,” “Update to the Special Factors — Costs of the Merger,” “Update to the Special Factors — Litigation Related to the Merger” and “Update to the Special Factors — Interests of Certain Persons in the Merger” is incorporated herein by reference.

Item 8.	Fairness of the Transaction.

(a) Fairness.

The information set forth in the Definitive Proxy Statement under the captions “Summary Term Sheet,” “Special Factors — Position of the Board of Directors as to the Fairness of the Merger” and “Special Factors — Position of ESI, Acquisition Corp. and Mr. Stevermer as to the Fairness of the Merger” is incorporated herein by reference.

The information set forth in Supplement No. 2 under the captions “Update to the Summary Term Sheet,” “Update to the Special Factors — Position of the Board of Directors as to the Fairness of the Merger,” and “Update to the Special Factors — Position of ESI, Acquisition Corp. and Mr. Stevermer as to the Fairness of the Merger” is incorporated herein by reference.

As discussed in (1) the Definitive Proxy Statement under the caption “Special Factors — Background of the Merger Transaction” and (2) Supplement No. 2 under the caption “Update to the Special Factors — Position of the Board of Directors as to the Fairness of the Merger,” Mr. Stevermer abstained from the vote of the board of directors concerning the approval and adoption of the Original Merger Agreement and the Amended Merger Agreement.

(b) Factors Considered in Determining Fairness.

The information set forth in the Definitive Proxy Statement under the captions “Summary Term Sheet,” “Special Factors — Background of the Merger Transaction,” “Special Factors — Purposes and Reasons for the Merger,” “Special Factors — Opinion of the Financial Advisor,” “Special Factors — Position of the Board of Directors as to the Fairness of the Merger,” and “Special Factors — Position of ESI, Acquisition Corp. and Mr. Stevermer as to the Fairness of the Merger” is incorporated herein by reference.

The information set forth in Supplement No. 2 under the captions “Update to the Summary Term Sheet,” “Update to the Special Factors — Background of the Merger Transaction,” “Update to the Special Factors — Opinion of the Financial Advisor,” “Update to the Special Factors — Position of the Board of Directors as to the

Fairness of the Merger,” and “Update to the Special Factors — Position of ESI, Acquisition Corp. and Mr. Stevermer as to the Fairness of the Merger” is incorporated herein by reference.

(c) Approval of Security Holders.

The information set forth in the Definitive Proxy Statement under the captions “Summary Term Sheet,” “The Merger Agreement — Conditions to Completion of the Merger Agreement,” “The Special Meeting — Vote Required,” and “The Special Meeting — Voting of Proxies” is incorporated herein by reference.

(d) Unaffiliated Representative.

The information set forth in the Definitive Proxy Statement under the caption “Special Factors — Position of the Board of Directors as to the Fairness of the Merger — Procedural Fairness of the Merger to Stockholders” is incorporated herein by reference.

The information set forth in Supplement No. 2 under the caption “Update to the Special Factors — Position of the Board of Directors as to the Fairness of the Merger” is incorporated herein by reference.

(e) Approval of Directors.

The information set forth in the Definitive Proxy Statement under the captions “Special Factors — Background of the Merger” and “Special Factors — Position of the Board of Directors as to the Fairness of the Merger” is incorporated herein by reference.

The information set forth in Supplement No. 2 under the captions “Update to the Special Factors — Background of the Merger” and “Update to the Special Factors — Position of the Board of Directors as to the Fairness of the Merger” is incorporated herein by reference.

(f) Other Offers.

Not applicable.

Item 9.	Reports, Opinions, Appraisals and Negotiations.

(a) Report, Opinion or Appraisal.

The information set forth in the Definitive Proxy Statement under the captions “Summary Term Sheet,” “Special Factors — Background of the Merger,” “Special Factors — Opinion of the Financial Advisor” “Special Factors — Position of the Board of Directors as to the Fairness of the Merger,” and “Special Factors — Position of ESI, Acquisition Corp. and Mr. Stevermer as to the Fairness of the Merger” is incorporated herein by reference.

The information set forth in Supplement No. 2 under the captions “Update to the Summary Term Sheet,” “Update to the Special Factors — Background of the Merger,” “Update to the Special Factors — Opinion of the Financial Advisor,” “Update to the Special Factors — Position of the Board of Directors as to the Fairness of the Merger” and “Update to the Special Factors — Position of ESI, Acquisition Corp. and Mr. Stevermer as to the Fairness of the Merger” is incorporated herein by reference.

(b) Preparer and Summary of the Report, Opinion or Appraisal.

The information in the Definitive Proxy Statement under the captions “Summary Term Sheet,” “Special Factors — Background of the Merger,” “Special Factors — Opinion of the Financial Advisor,” “Special Factors — Position of the Board of Directors as to the Fairness of the Merger,” and “Special Factors — Position of ESI, Acquisition Corp. and Mr. Stevermer as to the Fairness of the Merger” is incorporated herein by reference.

The information in Supplement No. 2 under the captions “Update to the Summary Term Sheet,” “Update to the Special Factors — Background of the Merger,” “Update to the Special Factors — Opinion of the

Financial Advisor,” “Update to the Special Factors — Position of the Board of Directors as to the Fairness of the Merger,” and “Update to the Special Factors — Position of ESI, Acquisition Corp. and Mr. Stevermer as to the Fairness of the Merger” is incorporated herein by reference.

(c) Availability of Documents.

The written opinion of Schmidt Financial, Inc. is attached as Annex B of the Supplement No. 2 and incorporated herein by reference.

Item 10.	Source and Amounts of Funds or Other Consideration.

(a) Source of Funds.

The information set forth in the Definitive Proxy Statement under the captions “Special Factors — Financing the Merger” and “Special Factors — Costs of the Merger” is incorporated herein by reference.

The information set forth in Supplement No. 2 under the captions “Update to the Summary Term Sheet,” “Update to the Special Factors — Background of the Merger,” “Update to the Special Factors — Financing the Merger,” and “Special Factors — Costs of the Merger” is incorporated herein by reference.

(b) Conditions.

The information set forth in the Definitive Proxy Statement under the captions “Summary Term Sheet,” “Special Factors — Financing the Merger” and “Special Factors — Costs of the Merger” is incorporated herein by reference.

The information set forth in Supplement No. 2 under the captions “Update to the Summary Term Sheet,” “Update to the Special Factors — Financing the Merger,” and “Update to the Special Factors — Costs of the Merger” is incorporated herein by reference.

(c) Expenses.

The information set forth in Supplement No. 2 under the caption “Update to the Special Factors — Costs of the Merger” is incorporated herein by reference.

(d) Borrowed Funds.

The information set forth in the Definitive Proxy Statement under the caption “Special Factors — Financing the Merger” is incorporated herein by reference.

The information set forth in Supplement No. 2 under the caption “Update to the Special Factors — Financing the Merger” is incorporated herein by reference.

Item 11.  Interest in Securities of the Subject Company.

(a) Security Ownership.

The information set forth in the Definitive Proxy Statement under the captions “Special Factors — Interests of Certain Persons in the Merger,” “Important Information Concerning Milastar — Security Ownership of Certain Beneficial Owners and Management,” and “Parties Involved in the Transaction” is incorporated herein by reference.

The information set forth in Supplement No. 2 under the caption “Update to the Special Factors — Interests of Certain Persons in the Merger” is incorporated herein by reference.

(b) Securities Transactions.

None.

Item 12.	The Solicitation or Recommendation.

(d) — (e) Intent to Tender; Intent to Vote in a Going-Private Transaction.

The information set forth in the Definitive Proxy Statement under the captions “The Special Meeting — Purpose of the Special Meeting,” “Special Factors — Position of the Board of Directors as to the Fairness of the Merger,” “Special Factors — Purposes and Reasons for the Merger,” “Special Factors — Background of the Merger,” and “Special Factors — Position of ESI, Acquisition Corp. and Mr. Stevermer as to the Fairness of the Merger” is incorporated herein by reference.

The information set forth in Supplement No. 2 under the captions “Update to the Special Factors — Position of the Board of Directors as to the Fairness of the Merger,” “Update to the Special Factors — Background of the Merger,” and “Update to the Special Factors — Position of ESI, Acquisition Corp. and Mr. Stevermer as to the Fairness of the Merger” is incorporated herein by reference.

Neither Mr. Stevermer nor ESI will be entitled to have their shares of Milastar Common Stock (or vested stock options, in the case of Mr. Stevermer) cancelled and converted into the right to receive merger consideration of $3.50 per share in the merger. Mr. McGurk will be entitled to have his 46 shares of Milastar Common Stock cancelled and converted into the right to receive merger consideration of $3.50 per share in the merger. Mr. Stevermer intends to vote the outstanding shares of Milastar Common Stock beneficially owned by him (which consists of 1,713,013 shares held of record by ESI and 7,000 shares held of record by Mr. Stevermer) “FOR” the adoption of the Amended Merger Agreement. To the knowledge of the Filing Persons, Mr. McGurk, a director of Milastar, intends to vote the 46 shares held of record by him “FOR” the adoption of the Amended Merger Agreement.

Item 13.	Financial Statements.

(a) Financial Statements.

The information set forth in the Definitive Proxy Statement under the caption “Important Information Concerning Milastar — Financial Statements” and the financial information included in the Company’s Annual Report on Form 10-KSB for the years ended April 30, 2005 and April 30, 2006, and the Company’s Quarterly Report on Form 10-QSB for the nine months ended January 31, 2007 (attached as Annex D to the Definitive Proxy Statement) is incorporated herein by reference.

(b) Pro Forma Information.

The information set forth in the Definitive Proxy Statement under the captions “Important Information Concerning Milastar — Pro Forma Consolidated Financial Statements (Unaudited)” and “Important Information Concerning Milastar — Pro Forma Consolidated Year-End Statement of Operations (Unaudited)” is incorporated herein by reference.

Item 14.	Persons/Assets, Retained, Employed, Compensated or Used.

(a) Solicitations or Recommendations.

The information set forth in the Definitive Proxy Statement under the caption “The Special Meeting — Solicitation of Proxies” is incorporated herein by reference.

(b) Employees and Corporate Assets.

The information set forth in the Definitive Proxy Statement under the caption “The Special Meeting — Solicitation of Proxies,” “Special Factors — Cost of the Merger,” “Special Factors — Opinion of the Financial Advisor,” and “Special Factors — Background of the Merger” is incorporated herein by reference.

The information set forth in Supplement No. 2 under the caption “Update to the Special Factors — Cost of the Merger,” “Update to the Special Factors — Opinion of the Financial Advisor,” and “Update to the Special Factors — Background of the Merger” is incorporated herein by reference.

Annex B — Opinion of Schmidt Financial, Inc. of Supplement No. 2 is incorporated herein by reference.

Item 15.	Additional Information.

(b) Other Material Information.

The information set forth in the Definitive Proxy Statement, Supplement No. 1 and Supplement No. 2, including all annexes thereto and all information incorporated by reference therein, is incorporated herein by reference.

Item 16.	Exhibits.

(a) The Definitive Proxy Statement, Supplement No. 1 and Supplement No. 2, including all annexes thereto and all information incorporated by reference therein, filed with the Securities and Exchange Commission are incorporated herein by reference.

(b-g) Not applicable.

SIGNATURE

After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

MILASTAR CORPORATION

Dated: July 12, 2007	By: /s/ Dennis J. Stevermer Name: Dennis J. Stevermer Title: Chief Executive Officer

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 12, 2007	By: /s/ Dennis J. Stevermer Dennis J. Stevermer

After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

EASTON SOUTHPAW INCORPORATED

Dated: July 12, 2007	By: /s/ Dennis J. Stevermer Name: Dennis J. Stevermer Title: President

After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

MILASTAR ACQUISITION CORPORATION

Dated: July 12, 2007	By: /s/ Dennis J. Stevermer Name: Dennis J. Stevermer Title: President